UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to Financial Statements	4
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	10
Signatures	23
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Participants and Plan Administrator of
Costco 401(k) Retirement Plan
Issaquah, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Costco 401(k) Retirement Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of Costco 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP
We have served as the Plan's auditor since 2023.
Oakbrook Terrace, Illinois
June 26, 2026

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)

	2025	2024
Assets:
Investments at fair value	$38,456,679	$38,028,873
Investments at contract value:
Fully benefit-responsive investment contracts	1,780,435	1,797,653
Total investments	40,237,114	39,826,526
Receivables:
Notes receivable from participants	614,078	587,174
Employer contributions	668,900	597,843
Total receivables	1,282,978	1,185,017
Non-interest bearing cash	3,586	5,849
Net assets available for benefits	$41,523,678	$41,017,392

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025
(in thousands)

2025
Net investment income:
Net appreciation of investments	$1,644,151
Interest	64,925
Dividends	164,710
Total net investment income	1,873,786
Interest on notes receivable from participants	48,961
Contributions to the Plan:
Employee	1,237,145
Employer	759,012
Total contributions	1,996,157
Distributions to participants and other	(3,412,618)
Increase in net assets	506,286
Net assets available for benefits, beginning of year	41,017,392
Net assets available for benefits, end of year	$41,523,678

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(1)Plan Description
The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be at least 18 years of age and an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions
The Plan allows certain employees to elect to defer their compensation to the Plan after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible participants entering the Plan are automatically enrolled at a salary contribution rate of 4%. On an active participant’s employment anniversary date and each anniversary date thereafter the percentage deferred into the Plan automatically increases by one percentage point, to a maximum of 20%. Employees may opt out of automatic enrollment and increases. Contributions are subject to regulatory requirements.
(b)Employer Contributions
Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
Eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual employer contribution beginning on the next Plan entry date. Plan entry dates for the employer contribution are the first day of each month. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.5 million for the year ended December 31, 2025, and was deposited into the Plan and allocated to participant accounts in March 2026.
(2)    Other eligible employment
The Company matches the lesser of 50% of each employee’s deferral contribution or $500 per year. In addition, eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual discretionary employer contribution beginning on the next Plan entry date. Plan entry dates for the discretionary contribution are the first day of each month. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 4% to 9% of the participant's compensation. This discretionary contribution was $662.4 million for the year ended December 31, 2025, and was deposited into the Plan and allocated to participant accounts in March 2026.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2025 and 2024
(c)Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, distributions from the account, earnings and losses, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is their vested account balance.
(d)Vesting
Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document.
Effective for participants employed on or after August 1, 2024, employer contributions are 100% vested and nonforfeitable.
(e)Forfeitures
The Plan provides that forfeited amounts are used to reduce employer contributions. Forfeitures during 2025 and 2024 and forfeiture balances as of December 31, 2025 and 2024, were immaterial.
(f)Investment Options
Participants may invest funds in their account in the Plan's available investment options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. The Plan has a 50% limit on investment in Costco stock.
If a participant makes no investment selection, their account is invested in the Retirement Trust corresponding to the participant's age.
During 2025, the Plan’s four index investment options, previously held as mutual funds, were replaced with collective investment trusts. Specifically, the Vanguard Total Bond Market Index Fund was replaced with the State Street U.S. Bond Index Trust; the Vanguard Institutional Index Fund was replaced with the State Street S&P 500 Index Trust; the Vanguard Total International Stock Fund was replaced with the State Street Global All Cap Equity Ex-U.S. Index Trust; and the Vanguard Extended Market Index Fund was replaced with the State Street Russell Small/Mid Cap Index Trust.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.
(g)Distributions
Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution of their account. Participants are also eligible to withdraw a portion of their salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as "Dividends" and the amounts distributed reported as "Distributions to participants and other" in the statement of changes in net assets available for benefits.
(h)Notes Receivable from Participants
A participant may borrow between $1,000 and the lesser of (a) $50,000, reduced by the highest outstanding loan balance in the previous 12 months minus the outstanding balance of all loans on the date on which the loan is made, or (b) or 45% of their vested account balance (50% when measured at the time the loan is made), provided this amount is available in the participant's pre-tax salary deferral

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2025 and 2024
and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's normal per-pay-period net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2025, interest rates on loans outstanding ranged from 4.25% to 10.50%, with various maturities through December, 2040. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee, Recordkeeper, and Plan Administrator
Northern Trust Company is the nondiscretionary trustee of the Plan and T. Rowe Price Retirement Services Inc. is the recordkeeper for the Plan. The Costco Benefits Committee is the Plan Administrator.
(j)Administrative, Recordkeeping and Investment Fees and Expenses
Certain administrative expenses, and recordkeeping and investment fees including investment management and transaction fees, are paid by the Plan. Certain of those expenses are charged to participant accounts.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A FBRIC is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition
The Plan invests in the Company’s common stock, common commingled trust funds, securities, assets held in separately managed accounts, and registered investment companies.
Investments, other than the separate account known as the Capital Preservation Portfolio, (the "CPP"), are reported at fair value. If available, quoted market prices are used to value investments. The CPP is invested in synthetic guaranteed investment contracts ("SICs") and other assets, and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate of the CPP is a weighted average of any short-term investment fund and the contracts held by the CPP, whereby each contract's crediting rate is based on a formula agreed upon with the issuer, but not less than zero. SIC interest rates are reviewed and reset on a periodic basis,

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2025 and 2024
generally every three months, in accordance with the terms of each SIC. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract and settle at an amount different from contract value. Examples of such events include: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events which would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits
Distributions of benefits are recorded when paid.
(f)     Subsequent Events
The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.
(3)Fully Benefit-Responsive Investment Contract
The CPP is primarily invested in SICs, each of which has a portfolio of underlying assets owned by the Plan. A SIC, also known as a wrap contract, is issued by an insurance company and a financial institution to the Plan's designated contract holder or trustee on behalf of the Plan. The Plan's SICs guarantee that withdrawals from the CPP initiated by participants will be made at contract value, regardless of the value of its underlying assets.
(4)Fair Value Measurement
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2025 and 2024
relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common stock, money market securities, and a collective trust as of December 31, 2025 and 2024.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2025 and 2024.

December 31, 2025:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$18,338,069
Common commingled trust funds	16,852,301
Separately managed accounts	2,655,644
Registered investment company funds	610,665
Total investments in fair value hierarchy	$38,456,679

December 31, 2024:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$21,006,481
Common commingled trust funds	12,039,144
Separately managed accounts	2,629,978
Registered investment company funds	2,353,270
Total investments in fair value hierarchy	$38,028,873
(5)Plan Termination
Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the Teamsters. In the event of termination, participants are 100% vested in their accounts.
(6)Tax Status
In a determination letter dated June 9, 2017, the Internal Revenue Service informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has since been restated and amended. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2025 and 2024
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(7)Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. The Plan's investment in Costco common stock represents approximately 44% and 51% of the total net assets available for benefits as of December 31, 2025 and 2024, respectively. Significant fluctuations in the market price of the Company's stock could have a material effect on the Plan. Changes in the values of investments could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(8)Party-in-Interest and Related Party Transactions
Certain Plan investments are in funds, trusts, and accounts managed by Northern Trust Company, the trustee for the Plan, and by T. Rowe Price Trust Company or T. Rowe Price Associates, Inc., which are affiliates of the recordkeeper for the Plan, T. Rowe Price Retirement Services, Inc. These entities are considered "parties-in-interest" as such term is defined in the ERISA.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. At December 31, 2025 and 2024, the Plan held 21,265,000 and 22,926,000 shares of Costco common stock. During 2025, 845,000 shares were purchased and 2,506,000 shares were sold. During the year ended December 31, 2025, the Plan received dividend income from its investment in Costco common stock totaling $71.7 million.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Registered investment company funds:
	PIMCO	Income Institutional	**	$610,665
	Total registered investment company funds			610,665
	Common commingled trust funds:
	Capital Group	New Perspective Trust U3	**	628,517
	State Street	Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class X	**	176,497
	State Street	S&P 500 Index Securities Lending Series Fund Class X	**	1,731,384
	State Street	Small/Mid Cap Index Securities Lending Class II	**	140,619
	State Street	U.S. Bond Index Securities Lending Series Fund Class X	**	171,650
*	T. Rowe Price	Retirement Balanced Trust K	**	36,645
*	T. Rowe Price	TRP Ret 2005 Active Trust K	**	23,077
*	T. Rowe Price	TRP Ret 2010 Active Trust K	**	36,474
*	T. Rowe Price	TRP Ret 2015 Active Trust K	**	119,423
*	T. Rowe Price	TRP Ret 2020 Active Trust K	**	392,108
*	T. Rowe Price	TRP Ret 2025 Active Trust K	**	861,953
*	T. Rowe Price	TRP Ret 2030 Active Trust K	**	1,397,184
*	T. Rowe Price	TRP Ret 2035 Active Trust K	**	1,509,447
*	T. Rowe Price	TRP Ret 2040 Active Trust K	**	1,760,441
*	T. Rowe Price	TRP Ret 2045 Active Trust K	**	2,017,008
*	T. Rowe Price	TRP Ret 2050 Active Trust K	**	1,433,649
*	T. Rowe Price	TRP Ret 2055 Active Trust K	**	1,744,032
*	T. Rowe Price	TRP Ret 2060 Active Trust K	**	985,054
*	T. Rowe Price	TRP Ret 2065 Active Trust K	**	333,989
*	T. Rowe Price	TRP Ret 2070 Active Trust K	**	6,156
*	T. Rowe Price	TRP Ret 2020 Active Trust-Income K	**	9,809
*	T. Rowe Price	TRP Ret 2025 Active Trust-Income K	**	2,660
	Wellington	CIF II Growth S5	**	1,334,525
	Total common commingled trust funds			16,852,301
	Separately managed accounts:
	Mid-Cap Growth Portfolio:
	Agilent Technologies Inc.	Common Stock	**	28,153
	Align Technology Inc.	Common Stock	**	6,916
	Alnylam Pharmaceuticals Inc.	Common Stock	**	17,684
	Amphenol Corp., Class A	Common Stock	**	14,330
	Arcellx Inc.	Common Stock	**	4,202
	Assurant Inc.	Common Stock	**	22,177
	Atlassian Corp., Class A	Common Stock	**	8,162
	Aurora Innovation Inc., Class A	Common Stock	**	1,588
	Avantor Inc.	Common Stock	**	9,484
	Avery Dennison Corp.	Common Stock	**	12,919
	Ball Corp.	Common Stock	**	8,794
	Biogen Inc.	Common Stock	**	4,688
	Booz Allen Hamilton Holdings Corporation, Class A	Common Stock	**	11,816
	Broadridge Financial Solutions Inc.	Common Stock	**	4,070

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Bruker Corp.	Common Stock	**	3,632
	Burlington Stores Inc.	Common Stock	**	19,166
	BWX Technologies Inc.	Common Stock	**	8,656
	Caris Life Sciences Inc.	Common Stock	**	3,898
	Casey's General Stores Inc.	Common Stock	**	10,644
	Cboe Global Markets Inc.	Common Stock	**	11,343
	CCC Intelligent Solutions Holdings Inc.	Common Stock	**	12,430
	Cencora Inc.	Common Stock	**	19,441
	Cheniere Energy Inc.	Common Stock	**	13,691
	Corcept Therapeutics Incorporated	Common Stock	**	1,198
	Corning Incorporated	Common Stock	**	1,729
	Corpay Inc.	Common Stock	**	8,341
	Costar Group Inc.	Common Stock	**	5,903
	Cytokinetics Incorporated	Common Stock	**	6,770
	Dollar Tree Inc.	Common Stock	**	21,340
	Domino's Pizza Inc.	Common Stock	**	20,254
	DraftKings Inc., Class A	Common Stock	**	10,213
	DT Midstream Inc.	Common Stock	**	1,539
	Duolingo Inc.	Common Stock	**	3,274
	Elanco Animal Health Inc.	Common Stock	**	9,597
	Encompass Health Corp.	Common Stock	**	7,137
	EQT Corp.	Common Stock	**	12,796
	Equifax Inc.	Common Stock	**	6,342
	Everpure Inc.	Common Stock	**	8,450
	Expand Energy Corp.	Common Stock	**	7,696
	Fortive Corp.	Common Stock	**	3,798
	Hilton Worldwide Holdings Inc.	Common Stock	**	32,238
	Hologic Inc.	Common Stock	**	11,095
	HubSpot Inc.	Common Stock	**	4,083
	Ingersoll Rand Inc.	Common Stock	**	14,202
	Ionis Pharmaceuticals Inc.	Common Stock	**	16,786
	ITT Inc.	Common Stock	**	8,499
	Keysight Technologies Inc.	Common Stock	**	16,378
	Lattice Semiconductor Corp.	Common Stock	**	25,537
	Liberty Live Holdings Inc., Series C	Common Stock	**	9,399
	Liberty Media Corp., Series C Liberty Formula One	Common Stock	**	21,077
	Live Nation Entertainment Inc.	Common Stock	**	2,388
	MACOM Technology Solutions Holdings Inc.	Common Stock	**	15,053
	Manhattan Associates Inc.	Common Stock	**	10,927
	Maplebear Inc.	Common Stock	**	906
	Markel Group Inc.	Common Stock	**	8,363
	Martin Marietta Materials Inc.	Common Stock	**	14,664
	Masimo Corp.	Common Stock	**	2,556
	McCormick & Company Inc.	Common Stock	**	10,579
	McGraw Hill Inc.	Common Stock	**	2,577
	Mettler-Toldeo International Inc.	Common Stock	**	24,479
	Microchip Technology Inc.	Common Stock	**	15,726

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Molina Healthcare Inc.	Common Stock	**	7,063
	MongoDB Inc.	Common Stock	**	5,736
	Monolithic Power Systems Inc.	Common Stock	**	16,509
	MSCI Inc.	Common Stock	**	20,433
	Natera Inc.	Common Stock	**	2,887
	Netskope Inc., Class A	Common Stock	**	1,281
	New York Times Co., Class A	Common Stock	**	15,021
	Nuvalent Inc., Class A	Common Stock	**	1,214
	Old Dominion Freight Line Inc.	Common Stock	**	14,453
	Onestream Inc., Class A	Common Stock	**	2,511
	Paylocity Holding Corp.	Common Stock	**	14,078
	Planet Fitness Inc., Class A	Common Stock	**	18,655
	Pool Corporation	Common Stock	**	11,068
	PTC Inc.	Common Stock	**	27,171
	Quanta Services Inc.	Common Stock	**	7,452
	Quidelortho Corp.	Common Stock	**	4,284
	Ralliant Corporation	Common Stock	**	3,375
	Raymond James Financial Inc.	Common Stock	**	14,210
	Reddit Inc., Class A	Common Stock	**	11,051
	Revolution Medicines Inc.	Common Stock	**	3,552
	Ross Stores Inc.	Common Stock	**	12,669
	Ryan Specialty Holdings Inc., Class A	Common Stock	**	5,217
	Service Corporation International	Common Stock	**	9,171
	StandardAero Inc.	Common Stock	**	7,532
	Teleflex Inc.	Common Stock	**	13,471
	Texas Roadhouse Inc.	Common Stock	**	9,009
	Textron Inc.	Common Stock	**	16,166
	The Cooper Companies Inc.	Common Stock	**	18,642
	Toast Inc., Class A	Common Stock	**	6,925
	TopBuild Corp.	Common Stock	**	5,702
	TPG Inc., Class A	Common Stock	**	5,085
	Trade Desk Inc/The, Class A	Common Stock	**	3,574
	Tradeweb Markets Inc., Class A	Common Stock	**	7,960
	Transunion	Common Stock	**	14,525
	Tyler Technologies Inc.	Common Stock	**	21,964
	UL Solutions Inc., Class A	Common Stock	**	8,491
	Ulta Beauty Inc.	Common Stock	**	14,649
	Unity Software Inc.	Common Stock	**	5,052
	Vaxcyte Inc.	Common Stock	**	4,716
	Veeva Systems Inc., Class A	Common Stock	**	20,196
	Veralto Corp.	Common Stock	**	13,256
	West Pharmaceutical Services	Common Stock	**	7,703
	Wingstop Inc.	Common Stock	**	4,711
	Wyndham Hotels & Resorts Inc.	Common Stock	**	6,746
	XPO Inc.	Common Stock	**	10,209
	Yum! Brands Inc.	Common Stock	**	25,833
	Zoom Communications Inc.	Common Stock	**	10,295
	Zscaler Inc.	Common Stock	**	11,107

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Alcon AG	Foreign Stock	**	4,411
	Ascendis Pharma	Foreign Stock	**	8,913
	Bending Spoons S.p.A., Class C	Foreign Stock	**	1,437
	BioNTech SE	Foreign Stock	**	4,796
	Birkenstock Holding PLC	Foreign Stock	**	9,723
	Bullish	Foreign Stock	**	875
	Crispr Therapeutics AG	Foreign Stock	**	3,155
	ESAB Corp.	Foreign Stock	**	14,743
	Ferguson Enterprises Inc. Par	Foreign Stock	**	15,147
	Monday.com Ltd.	Foreign Stock	**	4,681
	NXP Semiconductors N.V.	Foreign Stock	**	9,137
	On Holding AG, Class A	Foreign Stock	**	1,790
	RB Global Inc.	Foreign Stock	**	6,219
	Sportradar Group AG	Foreign Stock	**	5,335
	TechnipFMC PLC	Foreign Stock	**	19,361
	Viking Holdings Ltd.	Foreign Stock	**	22,887
	Databricks, Series H Convertible	Preferred Stock	**	1,874
	Databricks, Series I Convertible	Preferred Stock	**	799
	Nuro Inc., Series D	Preferred Stock	**	520
	Redwood Materials Inc., Series C	Preferred Stock	**	756
	Sila Nanotechnologies Inc., Series F	Preferred Stock	**	622
	Databricks, Series J	Convertible Equity	**	1,514
*	Northern Institutional Treasury Portfolio	Money Market Securities	**	935
*	T. Rowe Price Government Reserve Fund	Money Market Securities	**	29,100
	Large Cap Value Portfolio:
	Abbott Laboratories	Common Stock	**	4,559
	Allstate Corp.	Common Stock	**	7,326
	Alphabet Inc., Class A	Common Stock	**	12,384
	Alphabet Inc., Class C	Common Stock	**	10,036
	Amazon.com Inc.	Common Stock	**	6,672
	Ameren Corporation	Common Stock	**	5,149
	American Express Company	Common Stock	**	7,301
	Ametek Inc.	Common Stock	**	9,857
	Analog Devices Inc.	Common Stock	**	5,854
	Annaly Capital Management Inc.	Common Stock	**	3,001
	Apollo Global Management Inc.	Common Stock	**	874
	Arista Networks Inc.	Common Stock	**	5,963
	Atmos Energy Corp.	Common Stock	**	2,220
	Autozone Inc.	Common Stock	**	6,699
	Ball Corp.	Common Stock	**	3,563
	Bank of America Corp.	Common Stock	**	8,608
	Berkshire Hathaway Inc., Class B	Common Stock	**	16,061
	Booking Holdings Inc.	Common Stock	**	3,752
	Capital One Financial Corporation	Common Stock	**	1,962
	Caterpillar Inc.	Common Stock	**	5,822
	Cencora Inc.	Common Stock	**	7,729
	Chevron Corp.	Common Stock	**	7,067
	Cigna Group	Common Stock	**	1,852

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Cisco Systems Inc.	Common Stock	**	5,907
	Citigroup Inc.	Common Stock	**	5,145
	CME Group Inc.	Common Stock	**	2,460
	Colgate-Palmolive Company	Common Stock	**	3,878
	Conocophillips	Common Stock	**	9,215
	Corebridge Financial Inc.	Common Stock	**	129
	CSX Corp.	Common Stock	**	3,969
	Danaher Corp.	Common Stock	**	1,844
	Deere & Company	Common Stock	**	12,422
	Dollar Tree Inc.	Common Stock	**	5,382
	Elevance Health Inc.	Common Stock	**	5,303
	Equity LifeStyle Properties Inc.	Common Stock	**	2,507
	Equifax Inc.	Common Stock	**	2,210
	Essex Property Trust Inc.	Common Stock	**	2,959
	Exxon Mobil Corp.	Common Stock	**	3,752
	Fifth Third Bancorp	Common Stock	**	4,834
	General Electric Company	Common Stock	**	4,569
	Gilead Sciences Inc.	Common Stock	**	7,932
	Home Depot Inc.	Common Stock	**	6,097
	Intel Corporation	Common Stock	**	3,518
	Intercontinental Exchange Inc.	Common Stock	**	7,611
	InterDigital Inc.	Common Stock	**	1,494
	International Business Machines Corporation	Common Stock	**	3,161
	International Paper Company	Common Stock	**	7,690
	Johnson & Johnson	Common Stock	**	3,945
	JPMorgan Chase & Co.	Common Stock	**	18,969
	KeyCorp	Common Stock	**	1,095
	Keysight Technologies Inc.	Common Stock	**	13,567
	KLA Corp.	Common Stock	**	3,638
	Lam Research Corporation	Common Stock	**	3,902
	Lowe's Companies Inc.	Common Stock	**	3,033
	McDonald's Corp.	Common Stock	**	7,563
	Merck & Co. Inc.	Common Stock	**	811
	Meta Platforms Inc.	Common Stock	**	2,635
	Metlife Inc.	Common Stock	**	1,250
	Microsoft Corporation	Common Stock	**	2,430
	Mondelez International Inc.	Common Stock	**	6,896
	Morgan Stanley	Common Stock	**	4,252
	Norfolk Southern Corp.	Common Stock	**	4,212
	Northrop Grumman Corp.	Common Stock	**	2,090
	Old Dominion Freight Line Inc.	Common Stock	**	4,698
	Owens Corning	Common Stock	**	1,726
	PACCAR Inc.	Common Stock	**	111
	Parker-Hannifin Corp.	Common Stock	**	8,772
	Pinterest Inc., Class A	Common Stock	**	2,227
	PPG Industries Inc.	Common Stock	**	2,122
	Proctor & Gamble Co/The	Common Stock	**	8,025
	Progressive Corp.	Common Stock	**	634

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Public Storage	Common Stock	**	2,111
	Quest Diagnostics Incorporated	Common Stock	**	2,710
	Range Resources Corp.	Common Stock	**	5,581
	Republic Services Inc.	Common Stock	**	5,998
	Revvity Inc.	Common Stock	**	4,887
	Salesforce Inc.	Common Stock	**	2,383
	Tenet Healthcare Corp.	Common Stock	**	6,723
	Texas Instruments Corp.	Common Stock	**	8,627
	The Charles Schwab Corp.	Common Stock	**	8,783
	The Goldman Sachs Group Inc.	Common Stock	**	4,226
	The Southern Company	Common Stock	**	7,459
	The Travelers Companies Inc.	Common Stock	**	2,638
	The Walt Disney Company	Common Stock	**	3,898
	T-Mobile US Inc.	Common Stock	**	4,456
	Toll Brothers Inc.	Common Stock	**	2,078
	Tractor Supply Co.	Common Stock	**	174
	UnitedHealth Group Inc.	Common Stock	**	7,246
	Valero Energy Corporation	Common Stock	**	5,446
	VICI Properties Inc.	Common Stock	**	2,210
	Visa Inc., Class A	Common Stock	**	2,475
	W. W. Grainger Inc.	Common Stock	**	3,323
	Wabtec Corp.	Common Stock	**	9,017
	Walmart Inc.	Common Stock	**	1,720
	Welltower Inc.	Common Stock	**	5,258
	Xcel Energy	Common Stock	**	5,446
	Alcon AG	Foreign Stock	**	1,578
	AstraZeneca PLC	Foreign Stock	**	3,280
	Chubb Ltd.	Foreign Stock	**	2,437
	Franco-Nevada Corp.	Foreign Stock	**	908
	Linde PLC	Foreign Stock	**	6,529
	Pentair PLC	Foreign Stock	**	2,578
	SLB N.V.	Foreign Stock	**	4,928
	TE Connectivity Ltd.	Foreign Stock	**	3,560
	TechnipFMC PLC	Foreign Stock	**	3,868
*	Northern Institutional Treasury Portfolio	Money Market Securities	**	1,028
*	T. Rowe Price Government Money Fund	Money Market Securities	**	3,197
	Small-Cap Core Portfolio:
	Advanced Drainage Systems Inc.	Common Stock	**	539
	Advanced Energy Industries Inc.	Common Stock	**	1,602
	Albany International Corp., Class A	Common Stock	**	318
	Alignment Healthcare Inc.	Common Stock	**	5,438
	Alliance Laundry Holdings Inc.	Common Stock	**	708
	API Group Corp.	Common Stock	**	6,897
	Apogee Therapeutics Inc.	Common Stock	**	1,421
	Applied Digital Corporation	Common Stock	**	1,752
	AptarGroup Inc.	Common Stock	**	982
	Arcellx Inc.	Common Stock	**	4,081
	Arcosa Inc.	Common Stock	**	3,311

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Atlanta Braves Holdings Inc., Series C	Common Stock	**	1,970
	Atlantic Union Bankshares Corporation	Common Stock	**	851
	Atmus Filtration Technologies Inc.	Common Stock	**	2,567
	Aurora Innovation Inc., Class A	Common Stock	**	1,195
	Axsome Therapeutics Inc.	Common Stock	**	87
	AZZ Inc.	Common Stock	**	4,015
	Banc of California Inc.	Common Stock	**	3,932
	Bel Fuse Inc., Class B	Common Stock	**	1,767
	BETA Technologies Inc., Class A	Common Stock	**	1,081
	Bicara Therapeutics Inc.	Common Stock	**	1,691
	BillionToOne Inc., Class A	Common Stock	**	252
	BioLife Solutions Inc.	Common Stock	**	3,672
	Bio-Rad Laboratories Inc., Class A	Common Stock	**	530
	Bio-Techne Corporation	Common Stock	**	1,798
	BJ's Wholesale Club Holdings Inc.	Common Stock	**	1,837
	Black Diamond Therapeutics Inc.	Common Stock	**	416
	Black Rock Coffee Bar Inc., Class A	Common Stock	**	522
	Blue Foundry Bancorp.	Common Stock	**	508
	Boot Barn Holdings Inc.	Common Stock	**	1,068
	Booz Allen Hamilton Holdings Corporation, Class A	Common Stock	**	954
	BRC Inc., Class A	Common Stock	**	270
	BrightSpring Health Services Inc.	Common Stock	**	4,515
	Burlington Stores Inc.	Common Stock	**	1,853
	Cactus Inc., Class A	Common Stock	**	613
	California Water Services Group	Common Stock	**	2,154
	CareTrust REIT Inc.	Common Stock	**	2,334
	Caris Life Sciences Inc.	Common Stock	**	2,899
	Casella Waste Systems Inc., Class A	Common Stock	**	3,401
	Cava Group Inc.	Common Stock	**	63
	Cboe Global Markets Inc.	Common Stock	**	2,897
	CCC Intelligent Solutions Holdings Inc.	Common Stock	**	1,785
	CECO Environmental Corp.	Common Stock	**	1,274
	CG Oncology Inc.	Common Stock	**	430
	Checkr Inc.	Common Stock	**	225
	Chesapeake Utilities Corp.	Common Stock	**	4,720
	Cipher Digital Inc.	Common Stock	**	788
	Columbia Banking Systems Inc.	Common Stock	**	4,167
	Corcept Therapeutics Incorporated	Common Stock	**	799
	Crane Co.	Common Stock	**	1,709
	CRB Group Inc.	Common Stock	**	362
	CSW Industrials Inc.	Common Stock	**	2,557
	Cubesmart	Common Stock	**	1,807
	Curbline Properties Corp.	Common Stock	**	5,142
	Cytokinetics Incorporated	Common Stock	**	6,907
	Denali Therapeutics Inc.	Common Stock	**	2,515
	Dime Community Bancshares Inc.	Common Stock	**	2,021
	Duolingo Inc.	Common Stock	**	51

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Dutch Bros Inc., Class A	Common Stock	**	1,844
	Dyne Therapeutics Inc.	Common Stock	**	7,411
	East West Bancorp Inc.	Common Stock	**	5,329
	Eastern Bankshares Inc.	Common Stock	**	3,985
	Eastgroup Properties Inc.	Common Stock	**	1,544
	Elanco Animal Health Inc.	Common Stock	**	7,044
	Element Solutions Inc.	Common Stock	**	4,834
	Enpro Inc.	Common Stock	**	2,722
	Entegris Inc.	Common Stock	**	3,972
	Equity Bancshares Inc., Class A	Common Stock	**	2,038
	Erasca Inc.	Common Stock	**	795
	Esco Technologies Inc.	Common Stock	**	1,056
	FB Financial Corp.	Common Stock	**	2,567
	Federal Signal Corp.	Common Stock	**	1,237
	Five Star Bancorp	Common Stock	**	2,163
	Flagship Communities REIT UT	Common Stock	**	1,783
	Flagstar Bank, National Association	Common Stock	**	1,983
	Floor & Décor Holdings Inc., Class A	Common Stock	**	1,958
	Flowserve Corporation	Common Stock	**	1,198
	FTAI Aviation Ltd.	Common Stock	**	2,113
	GCI Liberty Inc. Series C	Common Stock	**	291
	GeneDx Holdings Corp., Class A	Common Stock	**	1,457
	Goosehead Insurance Inc., Class A	Common Stock	**	3,190
	GPGI Inc.	Common Stock	**	31
	Graco Inc.	Common Stock	**	1,843
	GRAIL Inc.	Common Stock	**	49
	Grocery Outlet Holding Corp.	Common Stock	**	3,194
	HA Sustainable Infrastructure Capital Inc.	Common Stock	**	1,805
	Hagerty Inc., Class A	Common Stock	**	1,073
	Hamilton Lane Inc., Class A	Common Stock	**	2,976
	Haul Hub, Series C Convertible	Common Stock	**	8
	Healthequity Inc.	Common Stock	**	31
	Home Bancshares Inc.	Common Stock	**	1,835
	i3 Verticals Inc., Class A	Common Stock	**	1,516
	iCapital Inc.	Common Stock	**	795
	Idacorp Inc.	Common Stock	**	3,786
	Immunome Inc.	Common Stock	**	7,507
	Immunovant Inc.	Common Stock	**	3,141
	Impinj Inc.	Common Stock	**	883
	Independence Realty Trust Inc.	Common Stock	**	1,981
	Installed Building Products Inc.	Common Stock	**	1,855
	InterDigital Inc.	Common Stock	**	1,652
	International Paper Company	Common Stock	**	3,706
	Ionis Pharmaceuticals Inc.	Common Stock	**	774
	IonQ Inc.	Common Stock	**	34
	IRadimed Corp.	Common Stock	**	350
	JBT Marel Corporation	Common Stock	**	1,839
	JFrog Ltd.	Common Stock	**	2,425

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Kadant Inc.	Common Stock	**	664
	Karman Holdings Inc.	Common Stock	**	1,768
	Kearny Financial Corp/Md	Common Stock	**	613
	Knife River Corp.	Common Stock	**	1,652
	Kodiak Sciences Inc.	Common Stock	**	347
	Kontoor Brands Inc.	Common Stock	**	724
	Kratos Defense & Security Solutions Inc.	Common Stock	**	1,458
	Kymera Therapeutics Inc.	Common Stock	**	1,267
	Lattice Semiconductor Corp.	Common Stock	**	9,712
	Leonardo DRS Inc.	Common Stock	**	443
	Liberty Live Holdings Inc., Series C	Common Stock	**	12,316
	Life Time Group Holdings Inc.	Common Stock	**	1,948
	Littelfuse Inc.	Common Stock	**	1,905
	Live Oak Bancshares Inc.	Common Stock	**	2,260
	Loar Holdings Inc.	Common Stock	**	4,907
	Louisiana-Pacific Corp.	Common Stock	**	1,411
	Lumexa Imaging Holdings Inc.	Common Stock	**	1,127
	MACOM Technology Solutions Holdings Inc.	Common Stock	**	5,373
	Madison Square Garden Sports Corp.	Common Stock	**	2,666
	MapLight Therapeutics Inc.	Common Stock	**	584
	Maravai LifeSciences Holdings Inc., Class A	Common Stock	**	454
	Marqeta Inc.	Common Stock	**	2,651
	Masimo Corp.	Common Stock	**	5,926
	Mercury Systems Inc.	Common Stock	**	2,167
	Miami International Holdings Inc.	Common Stock	**	3,188
	Middlesex Water Co.	Common Stock	**	1,311
	Mirion Technologies Inc., Class A	Common Stock	**	7,308
	Molina Healthcare Inc.	Common Stock	**	1,722
	MSA Safety Inc.	Common Stock	**	1,876
	MYR Group Inc.	Common Stock	**	1,192
	National Energy Services Reunited Corp.	Common Stock	**	194
	nCino Inc.	Common Stock	**	844
	Neogen Corp.	Common Stock	**	1,195
	Neptune Insurance Holdings Inc., Class A	Common Stock	**	2,762
	Netskope Inc., Class A	Common Stock	**	214
	Nuvalent Inc., Class A	Common Stock	**	2,503
	OceanFirst Financial Corp.	Common Stock	**	1,201
	OGE Energy Corp.	Common Stock	**	3,464
	Olaplex Holdings Inc.	Common Stock	**	931
	Onestream Inc., Class A	Common Stock	**	1,168
	Onto Innovation Inc.	Common Stock	**	1,308
	OPENLANE Inc.	Common Stock	**	1,335
	Oscar Health Inc., Class A	Common Stock	**	1,825
	PAR Technology Corp/Del	Common Stock	**	5,094
	Parsons Corp.	Common Stock	**	2,861
	Patrick Industries Inc.	Common Stock	**	694
	Pax Labs Inc., Class A	Common Stock	**	51
	Pennymac Financial Services	Common Stock	**	7,343

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Penumbra Inc.	Common Stock	**	31
	Personalis Inc.	Common Stock	**	2,053
	Pinnacle Financial Partners	Common Stock	**	2,768
	PJT Partners Inc., Class A	Common Stock	**	757
	Planet Fitness Inc., Class A	Common Stock	**	6,599
	Praxis Precision Medicines Inc.	Common Stock	**	2,305
	PriceSmart Inc.	Common Stock	**	634
	Prime Medicine Inc.	Common Stock	**	391
	Procept Biorobotics Corp.	Common Stock	**	2,847
	Prosperity Bancshares Inc.	Common Stock	**	2,843
	Quidelortho Corp.	Common Stock	**	3,051
	QXO Inc.	Common Stock	**	3,804
	Radnet Inc.	Common Stock	**	1,686
	Ralliant Corporation	Common Stock	**	881
	Rambus Inc.	Common Stock	**	1,934
	Range Resources Corp.	Common Stock	**	60
	RBC Bearings Inc.	Common Stock	**	6,979
	Red Rock Resorts Inc., Class A	Common Stock	**	602
	Reddit Inc., Class A	Common Stock	**	70
	Renasant Corporation	Common Stock	**	1,453
	Repligen Corp.	Common Stock	**	3,065
	Revolution Medicines Inc.	Common Stock	**	578
	Riot Platforms Inc.	Common Stock	**	42
	RLI Corp.	Common Stock	**	1,389
	Rocket Companies Inc., Class A	Common Stock	**	3,182
	Root Inc., Class A	Common Stock	**	1,250
	Royal Gold Inc.	Common Stock	**	1,869
	Rush Enterprises Inc., Class A	Common Stock	**	906
	Saia Inc.	Common Stock	**	3,217
	Savers Value Village Inc.	Common Stock	**	1,921
	Semtech Corporation	Common Stock	**	3,133
	Simply Good Foods Co/The	Common Stock	**	373
	Simpson Manufacturing Co. Inc.	Common Stock	**	533
	Siteone Landscape Supply Inc.	Common Stock	**	3,919
	SiTime Corporation	Common Stock	**	1,485
	Sotera Health Co.	Common Stock	**	2,735
	SouthState Bank Corporation	Common Stock	**	4,275
	SPX Technologies Inc.	Common Stock	**	2,028
	Standex International Corporation	Common Stock	**	1,003
	Stepstone Group Inc., Class A	Common Stock	**	874
	Stifel Financial Corp.	Common Stock	**	58
	StoneX Group Inc.	Common Stock	**	2,582
	Surgery Partners Inc.	Common Stock	**	223
	Teledyne Technologies Inc.	Common Stock	**	1,872
	Terreno Realty Corp.	Common Stock	**	2,809
	Texas Capital Bancshares Inc.	Common Stock	**	3,874
	The Ensign Group Inc.	Common Stock	**	1,020
	The Macerich Company	Common Stock	**	950

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	The Middleby Corporation	Common Stock	**	2,364
	Turning Point Brands Inc.	Common Stock	**	471
	TWFG Inc., Class A	Common Stock	**	1,736
	TXNM Energy Inc.	Common Stock	**	58
	UL Solutions Inc., Class A	Common Stock	**	1,203
	United States Lime & Minerals, Inc.	Common Stock	**	1,178
	Uniti Group Inc.	Common Stock	**	2,516
	Uranium Energy Corp.	Common Stock	**	506
	Urban Outfitters Inc.	Common Stock	**	918
	USCB Financial Holdings Inc., Class A	Common Stock	**	741
	Vaxcyte Inc.	Common Stock	**	1,129
	Viper Energy Inc., Class A	Common Stock	**	1,884
	VSE Corp.	Common Stock	**	10,301
	Warrior Met Coal Inc.	Common Stock	**	1,920
	Wealthfront Corporation	Common Stock	**	446
	Weatherford International PLC	Common Stock	**	1,961
	Western Alliance Bancorporation	Common Stock	**	3,246
	White Mountains Insurance Group Ltd.	Common Stock	**	1,971
	Willscot Holdings Corp.	Common Stock	**	1,900
	Wingstop Inc.	Common Stock	**	2,043
	Workiva Inc., Class A	Common Stock	**	865
	Wyndham Hotels & Resorts Inc.	Common Stock	**	1,953
	Xometry Inc., Class A	Common Stock	**	484
	Birkenstock Holding PLC	Foreign Stock	**	3,133
	Bullish	Foreign Stock	**	171
	Capstone Copper Corp.	Foreign Stock	**	2,029
	Cellebrite DI Ltd.	Foreign Stock	**	4,103
	Cenovus Energy Inc.	Foreign Stock	**	3,490
	Colliers International Group Inc.	Foreign Stock	**	2,863
	Definity Financial Corporation	Foreign Stock	**	2,099
	Denison Mines Corp.	Foreign Stock	**	49
	Descartes Systems Group/The	Foreign Stock	**	55
	Diploma PLC	Foreign Stock	**	1,793
	Esab Corp.	Foreign Stock	**	7,900
	eToro Group Ltd., Class A	Foreign Stock	**	1,109
	Fabrinet	Foreign Stock	**	314
	Firstservice Corp.	Foreign Stock	**	1,839
	Golar LNG Limited	Foreign Stock	**	2,670
	Immatics NV	Foreign Stock	**	3,679
	Immunocore Holdings PLC - ADR	Foreign Stock	**	5,092
	OR Royalties Inc.	Foreign Stock	**	5,618
	SECURE Waste Infrastructure Corp.	Foreign Stock	**	1,909
	Spirax Group PLC	Foreign Stock	**	1,906
	Sportradar Group AG	Foreign Stock	**	2,069
	Stevanato Group SpA	Foreign Stock	**	1,602
	TechnipFMC PLC	Foreign Stock	**	4,065
	TMX Group Ltd.	Foreign Stock	**	2,952
	Tower Semiconductor Ltd.	Foreign Stock	**	563

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Weir Group ADR	Foreign Stock	**	1,155
	Xenon Pharmaceuticals Inc.	Foreign Stock	**	642
	Ypsomed Holding AG	Foreign Stock	**	1,178
	1661 Inc. D/B/A/ Goat, Series F Convertible	Preferred Stock	**	82
	ABL Space Systems, Series A-8	Preferred Stock	**	2
	Cellink Inc., Series D	Preferred Stock	**	9
	Checkr Inc., Series C Convertible	Preferred Stock	**	307
	Checkr Inc., Series D Convertible	Preferred Stock	**	480
	Cleerly, Series C Convertible	Preferred Stock	**	377
	CRB Group, Series D Convertible	Preferred Stock	**	484
	Epirus Inc., Series C-2 Convertible	Preferred Stock	**	396
	Flexe, Series C Convertible	Preferred Stock	**	59
	Flexe, Series D Convertible	Preferred Stock	**	30
	Haul Hub, Series B Convertible	Preferred Stock	**	21
	Honor Technology Inc., Series D	Preferred Stock	**	252
	Kardium Inc., Series D-6 Convertible	Preferred Stock	**	211
	KoBold Metals Co., Series B-1	Preferred Stock	**	1,284
	Manus Bio Inc., Series One-6	Preferred Stock	**	85
	National Resilence, Series B Convertible	Preferred Stock	**	384
	National Resilence, Series C Convertible	Preferred Stock	**	222
	Nuro Inc., Series C	Preferred Stock	**	647
	Nuro Inc., Series D	Preferred Stock	**	208
	Redwood Materials Inc., Series C	Preferred Stock	**	369
	SecurityScorecard Inc., Series E Convertible	Preferred Stock	**	186
	Sila Nanotechnologies Inc., Series F	Preferred Stock	**	206
	Cash & Cash Equivalents	Foreign Currency	**	30
	Bruker Corp., Convertible Series A	Convertible Equity	**	2,258
	Cellares Corp., Series D Convertible	Convertible Equity	**	617
	Epirus, Inc., Series D Convertible	Convertible Equity	**	99
	Kardigan Inc., Series B Convertible	Convertible Equity	**	557
	Kardium Inc., Series D-7 Convertible	Convertible Equity	**	415
	Kardium Inc., Series D-8 Convertible	Convertible Equity	**	295
	Kobold Metals Co., Series C-1 Convertible	Convertible Equity	**	729
	Lightmatter Inc., Series D Convertible	Convertible Equity	**	588
	Mirador Therapeutics Inc., Series B Convertible	Convertible Equity	**	555
	Novanta Inc. Tangible Equity Units	Convertible Equity	**	2,002
	Treeline Biosciences Inc., Series A-2 Convertible	Convertible Equity	**	475
*	Northern Institutional Treasury Portfolio	Money Market Securities	**	1,476
*	T. Rowe Price Government Reserve Fund	Money Market Securities	**	1,005
	Treeline Biosciences Inc., Warrants	Warrants	**	71
	International Equity Portfolio:
	Capital Group International All Country Equity Trust	Common Trust	**	249,003
*	Northern Institutional Treasury Portfolio Premier Shares	Money Market Securities	**	115
	Total separately managed accounts			2,655,644
	Fully Benefit-Responsive Contracts:
	Capital Preservation Portfolio:

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2025
(in thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Northern Institutional Treasury Portfolio	Common Trust	**	11,369
*	T. Rowe Price Cash Reserves Trust	Common Trust	**	17,013
*	T. Rowe Price Intermediate Term Common Trust	Common Trust	**	1,124,170
*	T. Rowe Price Managed Bond Trust	Common Trust	**	152,429
*	T. Rowe Price Short Term Common Trust	Common Trust	**	475,454
	Total fully benefit-responsive contracts			1,780,435
*	Costco Wholesale Corporation	Common Stock	**	18,338,069
	Total investments			40,237,114

*	Participant loans	Interest rates of 4.25% to 10.50% maturing through 2040	__	614,078
	Total			$40,851,192
	_________________________
	* Indicates a party-in-interest
	** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 26, 2026	By:	/s/ MARK SIEGEL
Date		Mark Siegel Vice President, Benefits Costco Wholesale Corporation